December 9, 2013

Ms. Cicely L. LaMothe Senior Assistant Chief Accountant Securities and Exchange Commission Washington, DC 20549

Re:	Bimini Capital Management, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed March 20, 2013 File No. 001-32171
Dear Ms. LaMothe:

This letter is provided in response to your letter dated November 25, 2013, concerning the referenced filing.  Each comment contained in your letter is reproduced below and is followed by our response.

GAAP and Non-GAAP Reconciliation, page 58

1.
We note in your discussion of economic interest expense that you calculate this measure by adjusting GAAP interest expense by the gains or losses on your Eurodollar futures contracts in effect for the applicable period, while the gains or losses on Eurodollar futures contracts reflected in your consolidated statements of operations include gains or losses for all Eurodollar futures contracts in effect as of the end of each period in accordance with GAAP.  Please clarify what is meant by this distinction, and provide us with a quantitative reconciliation of the adjustments to interest expense shown for each period related to your Eurodollar futures, and the income statement line item, Gains (losses) on Eurodollar futures, calculated in accordance with GAAP.

Response:

The Company utilizes Eurodollar futures contracts to hedge its interest rate risk.  Each Eurodollar contract covers a specific three month period, but the Company typically has many contracts in place at any point in time – usually covering several years in the aggregate. For the purpose of computing net economic interest income and ratios relating to cost of funds measures throughout our Management’s Discussion and Analysis of Financial Condition and Results of Operations, GAAP interest expense is adjusted to reflect the realized gains or losses of the specific Eurodollar contracts that pertain to each period presented.

However, under ASC 815, Derivatives and Hedging, since we have not elected hedging treatment the gains or losses on all of our Eurodollar futures contracts held during the period are reflected in our consolidated statements of operations.  This presentation  includes gains or losses on contracts in effect during the reporting period covering the current period and periods in the future.

We believe that presenting the GAAP and Non-GAAP calculations provides additional insight into the all in cost of our interest rate expense realized for the periods presented.  The realized and unrealized gains or losses presented in our statement of operations are not necessarily representative of the all in interest rate expense that we will ultimately realize.  This is because as interest rates move up or down in the future, the gains or losses we ultimately realize, and which will affect our all in interest rate expense in future periods, may differ from the unrealized gains or losses recognized as of the reporting date.

The tables below present a reconciliation of the adjustments to interest expense shown for each period related to our Eurodollar futures, and the income statement line item, Gains (losses) on Eurodollar futures, calculated in accordance with GAAP.  The Company will provide this reconciliation in its future Exchange Act periodic reports.

Gains (Losses) on Eurodollar Futures Contracts - Attributed to Current Period (Non-GAAP) (in thousands)
		Junior
	Repurchase	Subordinated
Three Months Ended,	Agreements	Debt	Total
September 30, 2013	$(121)	$(79)	$(200)
June 30, 2013	(79)	(105)	(184)
March 31, 2013	(121)	(101)	(222)
December 31, 2012	(96)	(86)	(182)
September 30, 2012	(23)	(56)	(79)
June 30, 2012	5	(89)	(84)
March 31, 2012	9	(89)	(80)

Gains (Losses) on Eurodollar Futures Contracts - Attributed to Future Periods (Non-GAAP) (in thousands)
		Junior
	Repurchase	Subordinated
Three Months Ended,	Agreements	Notes	Total
September 30, 2013	$(2,162)	$(88)	$(2,250)
June 30, 2013	6,920	335	7,255
March 31, 2013	(360)	107	(253)
December 31, 2012	91	88	179
September 30, 2012	(77)	(182)	(259)
June 30, 2012	(36)	(143)	(179)
March 31, 2012	(109)	27	(82)

Gains (Losses) on Eurodollar Futures Contracts - Recognized in Income Statement (GAAP) (in thousands)
		Junior
	Repurchase	Subordinated
	Agreements	Debt	Total
Three Months Ended,	$(2,283)	$(167)	$(2,450)
September 30, 2013	6,841	230	7,071
June 30, 2013	(481)	6	(475)
March 31, 2013	(5)	2	(3)
December 31, 2012	(100)	(238)	(338)
September 30, 2012	(31)	(232)	(263)
June 30, 2012	(100)	(62)	(162)

Net Portfolio Interest Interest Income (in thousands)

		Interest Expense on Repurchase Agreements
			Effect		Net Portfolio
			of		Interest Income
	Interest	GAAP	Non-GAAP	Economic	GAAP	Economic
Three Months Ended,	Income	Basis	Hedges	Basis	Basis	Basis
September 30, 2013	$2,767	$329	$121	$450	$2,438	$2,317
June 30, 2013	2,479	361	79	440	2,118	2,039
March 31, 2013	1,525	247	121	368	1,278	1,157
December 31, 2012	751	151	96	247	600	504
September 30, 2012	1,164	104	23	127	1,060	1,037
June 30, 2012	1,084	108	(5)	103	976	981
March 31, 2012	1,238	73	(9)	64	1,165	1,174

Net Interest Income (in thousands)
			Interest Expense on
			Junior Subordinated Notes
	Net Portfolio			Effect
	Interest Income			of		Net Interest Income
	GAAP	Economic	GAAP	Non-GAAP	Economic	GAAP	Economic
Three Months Ended,	Basis	Basis	Basis	Hedges	Basis	Basis	Basis
September 30, 2013	$2,438	2,317	$251	$79	$330	$2,187	$1,987
June 30, 2013	2,118	2,039	248	105	353	1,870	1,686
March 31, 2013	1,278	1,157	247	101	348	1,031	809
December 31, 2012	600	504	257	86	343	343	161
September 30, 2012	1,060	1,037	266	56	322	794	715
June 30, 2012	976	981	261	89	350	715	631
March 31, 2012	1,165	1,174	265	89	354	900	820

2.
We note throughout the MD&A your discussion is focused on economic interest expense and economic net portfolio income.  In future filings, please also include a discussion of your GAAP results as the non-GAAP measures should not be given greater prominence.

Response:

In response to the Staff’s comment, the Company will discuss GAAP results along with its discussion of non-GAAP measures for each applicable period in its future Exchange Act periodic reports. We will also include a reconciliation of all non-GAAP measures presented with their respective GAAP measures, including a reconciliation of Eurodollar gains or losses applicable to particular periods with total Eurodollar gains or losses reflected in our statement of  operations.

Financial Statements

Consolidated Statements of Operations, page 79

3.	Please tell us how you determined it was appropriate to present Dividends Declared per Share of Common Stock on the face of the income statement. Please refer to paragraph 5 of ASC 260-10-45.

Response:

The Company has previously presented Dividends Declared per Share of Common Stock on the face of the statement of operations, as is customary within our industry.  The Company acknowledges that paragraph 5 of ASC 260-10-45 prohibits this practice for annual reporting purposes.  In future Exchange Act annual and periodic reports, the Company will limit its disclosure of Dividends Per Share to the notes to the financial statements.

Form l 0-Q for the quarterly period ended September 30, 2013

Note 9 — Commitments and Contingencies

4.
We note that you reversed reserves related to MortCo.'s repurchase obligation on loans sold to investors.  Tell us the timing of when the loans were sold to support why you believe the statute of limitations has been reached for all loans sold.  In addition, please clarify the contractual terms of the representations and warranties, including the repurchase obligation, made during the sale of these loans and why you believe your obligation has expired.

Response:

As noted above, the loan loss reserve that has been reversed by the Company pertains to the former residential loan origination operations of the Company’s subsidiary, MortCo.  MortCo operated as Opteum Financial Services until ceasing operations on June 30, 2007.  The former loan origination operations of MortCo led to many claims related to loans it originated.

The claims against MortCo were of two types.  The vast majority of these claims were based on an early payment default (“EPD claim”).  The basis for an EPD claim is very simple:  did the borrower make each of the first, second and third contractual payments in accordance with the contractual terms of the loan agreement?

The other type of claim was based on an alleged violation of a contractual representation and warranty (“R&W claim”).  As was the case with EPD claims, the R&W claims were brought to MortCo’s attention via a repurchase notification. In an R&W claim, the various loan acquirers (the “Acquirers”) claimed that MortCo violated certain representations and warranties contained in the applicable mortgage loan purchase agreement (“MLPA”). These claims typically alleged that MortCo had made false or misleading representations and/or warranties in connection with the borrower, the underlying property or the loan itself.   The Acquirers typically did not provide MortCo with documentation to support the legitimacy of its claims.  It was therefore difficult for MortCo to assess the validity or potential exposure of such claims. In all cases, the proposed resolution by the Acquirers was that the loans be repurchased by MortCo or that MortCo otherwise “make them whole” for any damages.  These claims were contested by MortCo.  In many cases, claims that were initially asserted by Acquirers were not pursued.  In other cases, MortCo eventually negotiated a settlement with the Acquirers.

At the time MortCo ceased its loan origination operations, there were many claims still in dispute.  Certain additional claims were asserted during 2007 after termination of loan origination operations.  The Company recorded loan loss reserves related to these claims to the extent the Company believed they had merit.  The reserves were generally based on prior settlement experience with similar loans.  The typical approach at that time was to settle the claim for a percentage of the purported losses incurred rather than as a percentage of the outstanding balance of the loans.  This experience was the basis for estimating potential losses in creating the reserve.  Subsequent to 2007, certain additional claims have arisen and been settled.  Immediately prior to June 30, 2013, the balance of the reserve was approximately $4.7 million. As stated above, the reserve recorded in 2007 related primarily to EPD claims.

Based on the choice of law provisions contained in MLPAs used by MortCo and the location at which the MLPA transactions closed, the Company believes that the EPD claims and R&W claims are subject to the statute of limitations imposed under New York law.  (However, as discussed below, the Texas statute of limitations may apply to claims arising under a settlement arrangement entered into by MortCo.)  EPD claims and R&W claims are subject to a six-year statute of limitations under New York law.  The six-year period commences on the date the loss was either known or should have been known.

The last loan originated by MortCo was closed by June 30, 2007.  However, MortCo only originated Agency loans after April 30, 2007.  There were no EPD claims related to Agency loans, and any R&W claims related to Agency loans have all been settled.  Accordingly, all reserves on the balance sheet of MortCo at June 30, 2013, pertained to loans originated on or before April 30, 2007.  Standard language in the MLPAs used by MortCo defines an EPD as a payment default that occurs up to 90 days after the loan was closed.  Accordingly, any EPD would have occurred and been known to the Acquirers on or before July 30, 2007.  R&W claims would likewise have to relate to loans closed on or before April 30, 2007.  At the time the reserves were recorded management based the reserves on the loan level information available at the time (if any) and experience with prior settlements.

Given the nature of the claims reserved against, the applicable statute of limitations and state law, and the passage of time without legal action of any kind being brought against MortCo or the Company, at June 30, 2013, the Company concluded that $3.0 million of the contingent loss was no longer probable of payment and therefore no longer met the recognition requirements of ASC 450-20-25.  Accordingly, as of June 30, 2013, the Company reversed approximately $3.0 million of the reserve.  That left a remaining reserve of $1.7 million as of June 30, 2013 relating to the settlement described below.

The $1.7 million reserve at June 30, 2013 related to an agreement entered into by MortCo with one specific Acquirer and  group of loans.  The agreement was entered into in March, 2007 with respect to certain EPD claims.  Under the agreement, MortCo agreed to pay this Acquirer $4.0 million. Approximately $2.0 million of the settlement amount was paid at closing and the balance was to be paid over time.  If MortCo failed to make the scheduled payments, the agreement provided that MortCo would be required to repurchase all of the loans in question.  MortCo did not make all such payments, and in October, 2007 this Acquirer demanded that MortCo repurchase all of the disputed loans.  MortCo did not repurchase any of the disputed loans, but it maintained a reserve equal to the $1.7 million unpaid balance under the agreement.  The Company and MortCo have not had any contact with this Acquirer (or its successor) since late 2007.  The MLPA related to the loans in question is governed by Texas law.  The applicable statute of limitations in Texas is four years.  However, the settlement agreement was governed by New York law, which would impose a six-year statute of limitations on claims made under the agreement.  Accordingly, management elected to retain this reserve until the 6th anniversary of the date of the payment demand made by this Acquirer.

Based on a statute of limitations period of up to six years and the passage of time without legal action of any kind being taken by this Acquirer or its successor against the Company or MortCo, management concluded that it was no longer appropriate to maintain a loan loss reserve pertaining to claims under this settlement arrangement.  This conclusion is based on the fact the $1.7 million contingent loss was no longer probable of payment and therefore no longer met the recognition requirements of ASC 450-20-25. Accordingly, since payment of the unpaid balance was no longer probable prior to the issuance of the Company’s September 30, 2013 consolidated financial statements in November 2013, the Company reversed the remaining $1.7 million reserve as of September 30, 2013.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its periodic filings under the Securities Exchange Act of 1934; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to a filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ G. Hunter Haas IV

G. Hunter Haas IV
President, Chief Financial Officer,
Chief Investment Officer and Treasurer
Bimini Capital Management, Inc,
3305 Flamingo Dr.
Vero Beach, FL 3296